UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

20, Genesis Close

Grand Cayman, George Town

Cayman Islands KY-1-1208

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

On May 6, 2026, XP Inc. (the “Company”) furnished a Report of Foreign Private Issuer on Form 6-K that included as an exhibit a proxy statement for its 2026 Annual Meeting of Shareholders (“AGM”), which will be held at 10:00 a.m. (BRT) / 9:00 a.m. Eastern Time on May 29, 2026, virtually and at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551-065, Brazil.

The Company is filing this Report of Foreign Private Issuer on Form 6-K to provide a supplement to the proxy statement to remove the proposal relating to Mr. Oscar Rodriguez Herrero’s re-election to the Company’s Board of Directors (the “Board”) from consideration at the AGM as a result of Mr. Rodriguez Herrero’s voluntary withdrawal of his candidacy as a director nominee for election to the Board. Mr. Rodriguez Herrero’s decision to withdraw is not the result of any disagreement with the Company or the Board. The Board thanks Mr. Rodriguez Herrero for his service and wishes him well. Mr. Rodriquez Herrero has informed the Board that he will resign from the Board effective as of May 29, 2026.

The Board has approved the appointment of Ms. Melissa Werneck, a current director, to the Audit Committee of the Board to fill the vacancy created by Mr. Rodriguez Herrero’s resignation, effective upon, and subject to, her reelection to the Board by shareholders at the AGM. The Board determined that Ms. Melissa Werneck qualifies as independent under the director independence standards set forth in the applicable listing standards of The Nasdaq Stock Market (“Nasdaq”), and in connection with her appointment to the Audit Committee further determined that she satisfies the additional requirements of financial literacy and audit committee independence for service on the audit committee under applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and Nasdaq listing standards.

The Board has also approved the appointment of Mr. José Luiz Majolo as interim member of the Board, effective on May 29, 2026, for a period ending at the commencement of the Company’s annual general meeting in 2027. The Board has determined that Mr. Majolo qualifies as independent under the applicable listing standards of Nasdaq.

Mr. Majolo served as Chairman of the Board of Directors of the Brazilian Deposit Insurance Fund (FGC) and as chairman of the Board of Directors of Banco Votorantim. He has built his career in the financial sector, having served as CEO of Banco Sudameris and as Executive Vice President of Risk and Operations for Latin America at ABN AMRO Real, a position he left to focus on entrepreneurial initiatives in the sustainability sector.

In addition, the Board has approved the appointment of Mr. Majolo as member and Chair of the Risks, Credit and ESG Committee of the Board, to fill the vacancy created by Mr. Rodriguez Herrero’s resignation, effective as of May 29, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Thiago Simões Maffra
Name: Thiago Simões Maffra
Title: Chief Executive Officer Date: May 26, 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplement to Proxy Statement for 2026 Annual Shareholder Meeting